

Mail Stop 7010

August 12, 2008

via U.S. mail and facsimile

Mr. Steven M. Healy
Chief Financial Officer
Imperial Industries, Inc.
3790 Park Central Boulevard North
Pompano Beach, FL 33064

> **RE: Imperial Industries, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-07190**

Dear Mr. Healy:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Products

1. We note your disclosure on page 3 that your manufacturing facilities primarily produce and distribute pool finish coatings, roof tile mortar, stucco and plaster products, while your distribution facilities offer gypsum wallboard, roofing, stucco, insulation, doors, windows, lumber and other related products. Please tell us your considerations of disclosing revenue by product pursuant to paragraph 37 of SFAS 131.

Critical Accounting Policies, page 19

Allowance for Doubtful Accounts, page 19

2. We note your provision for doubtful accounts of $1,061,000 during the year
    ended December 31, 2007. We further note your disclosure on page 22,
    "collections of accounts receivable have slowed during the year and worsened in
    the fourth quarter of 2007 primarily due to the financial difficulties our customers
    are experiencing, who generally are small to midsize subcontractors, because of
    the condition of the residential and commercial construction industry." Your
    discussion of policies related to the allowance for doubtful accounts is very
    general. In light of the materiality of your provision compared to your overall
    accounts receivable balance and the financial difficulties that your customers have
    been experiencing, please expand your discussion of this policy in future filings to
    specifically discuss how you determined your allowance based on your customer
    base, including your assumptions used, and address how you determined your
    remaining accounts receivable balance is collectible. Please provide us with your
    proposed disclosure.

Inventory Valuation, page 20

3. We note the increase in your inventory balance from December 31, 2007, to
    March 31, 2008, although your net sales continue to decrease. Your existing
    policy discussion is general in nature and should be expanded to provide an
    investor with additional information about management's insights and
    assumptions with regard to significant events and trends, as well as the
    recoverability of your remaining inventory balance. For example, discussion
    could include the reasons for the increase in inventory, the nature of material
    components of inventory, a discussion of any write-downs of obsolete or excess
    inventory during the periods presented and a description of the process used to
    estimate net realizable value, including material assumptions. Also disclose your
    provision for obsolete and excess inventory for each year a balance sheet is
    presented. Please provide us with your proposed disclosure.

Results of Operations, page 21

4. In future filings, please expand your discussion and analysis of your operating
    results in a manner that provides a more detailed understanding of the historical
    operating results along with prospects for the future. Specifically, please provide
    a discussion and analysis about the facts and circumstances surrounding known
    material trends and uncertainties that the entity faces. Currently, your discussion
    and analysis of your consolidated results lists one or more factors that caused
    either the increase or decrease in your operating results without an understanding
    of why those factors occurred and whether those factors or other known factors

may impact future operating results. For example, you disclose that the decrease in net sales of $21,695,000 for the year ended December 31, 2007 compared to the year ended December 31, 2006 is principally due to the slowdown in the residential and commercial construction markets in your principal trade areas. You further disclose that building permit applications have declined sharply in Florida and building permits for new residential units have increased in the Mississippi Gulf Coast. Your current disclosures are unclear on how you expect this will impact net sales in the near future. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief